UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALDER BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

VIOLET ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

LUNDBECK LLC

(Offeror)

An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S

(Offeror)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

014339 105

(CUSIP Number of Class of Securities)

Søren Hoffmann

H. Lundbeck A/S

General Counsel, Vice President, Corporate Legal

Ottiliavej 9

DK-2500 Valby

Denmark

+45 36 30 13 11

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph, Street, Suite 5000

Chicago, IL 60601

(312) 861-8634

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”), and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alder BioPharmaceuticals, Inc., a Delaware corporation (“Alder”), at a price of (x) $18.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive a contingent payment of $2.00 in cash if a specified milestone is achieved, pursuant to an Agreement and Plan of Merger, dated as of September 16, 2019, by and among Parent, Purchaser, Payor and Alder.

Notice to Investors

The tender offer (the “Offer”) for the outstanding common stock of Alder referred to in this filing and related exhibits has not yet commenced. The description contained in this filing and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of Alder will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Parent will file a tender offer statement on Schedule TO and, thereafter, Alder will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by Alder will be available free of charge on Alder’s internet website at http://investor.alderbio.com/financial-information/sec-filings or by contacting Alder’s investor relations contact at +1 (212) 362-1200.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Parent, as well as the solicitation/recommendation statement filed by Alder, Alder will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Parent or Alder at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alder’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of H. Lundbeck A/S Investor/Analyst Conference Call, dated September 16, 2019.